英国国际学校校舍租赁合同修订协议

2010 年 4 月 12 日

School Building Lease Amendment
of The Beijing British School
on 12 April 2010

北京市新英才学校（以下简称甲方）

Beijing New Talent Academy (hereinafter referred to as Party A)

地址：北京市顺义区天竺开发区，邮编：100300

Address: Tianzhu Development Zone, Shunyi District, Beijing, China

Zip code: 100300

电话[　　　]，传真：[　　　　]

Tel: [　　　　], Fax:[　　　]

代表：蓝春，职务：董事长

Representative: Lan Chun　Title: Principal

Nord Anglia Education Ltd　（以下简称乙方）

Nord Anglia Education Ltd (hereinafter referred to as Party B)

地址：Nord House,
　　　　Third Avenue, Centrum 100
　　　　Burton-upon-Trent, Staffordshire
　　　　DE14 2WD
　　　　U.K.

Address: Nord House,
　　　　Third Avenue, Centrum 100
　　　　Burton-upon-Trent, Staffordshire
　　　　DE14 2WD
　　　　U.K.

电话：[44-1283-496900]，传真：[44-1283-496541]

Tel:[44-1283-496900], Fax:[44-1283-496541]

代表人：ANDREW FITZMAURICE　　职务：首席执行官

Representative: ANDREW FITZMAURICE　Title: Chief Executive Officer

　　甲乙双方于 2007 年 9 月 19 日在中国北京签订了《英国国际学校校舍租赁合同》（以下简称 "租赁合同"），并于 2009 年 6 月第一次修订。经过友好协商，现甲乙双方同意签订本修订协议，就租赁合同相关事宜达成如下增补和修改：

　　The School Building Lease Contract of The British International School (hereinafter referred to as the "Lease Contract") was signed on 19 September 2007 in Beijing and amended in June 2009 (the "First Amendment") by Party A and Nord Anglia Education Limited ("Nord Anglia"). The Parties now wish to enter into a second lease amendment ("This Amendment").Through friendly negotiation, both parties agree to amend the terms related in the Lease Contract as follows:

1、租赁合同中 3.1 条修改如下：
   Clause 3.1 under Lease Contract is to be amended and replaced as follows:

   3.1 校址的校舍租期应服从以下条款。校舍租赁期从 2009 年 9 月 1 日开始（即租赁起始日），至 2029 年 8 月 31 日止，期限为 20 年。乙方在租赁期限届满时应当有权选择是否续约，每次续约展期为十年。乙方必须在租赁期届满前一年，即 2028 年 9 月 1 日之前，书面通知甲方是否续约 10 年的展期。在续约通知发出后的一个月之内，甲乙双方将就 10 年展约期的租金额另行达成协议。

   3.1 The lease term of the School Buildings for Lease shall be 20 years, commencing on 1 September 2009 (i.e. the commencing date of the lease) and ending on 31 August 2029. Party B shall have the right to choose whether to extend the lease for another ten years upon the expiration of the lease term. Party B must serve a written notice to Party A of its intention to exercise its 10-year extension option by the year preceding the expiration of the lease term, that is, by 1 September 2028. The Parties will agree on the rental for the 10-year extension within one calendar month after the notice of extension is served.

2、本修订协议是对租赁合同的重要修改和补充，是租赁合同的重要组成部分，本修订协议与租赁合同规定不一致的依本修订协议执行，本修订协议未涉及的仍按租赁合同执行。其它未尽事宜由双方协商解决。
   This Amendment is the important correction and supplementary, it's the important component of the Lease Contract. In case of any discrepancy between this Amendment and the Lease Contract, this Amendment shall prevail. Any matters not covered under this Amendment shall be in accordance with the Lease Contract. Any unsettled matters of this Amendment shall be subject to further discussion between Party A and Party B.

3、本协议一式二份，甲乙双方各执一份，经甲乙双方签字盖章后生效。
   This Admendment is made in two original copies and each Party holds one copy. This Amendment shall go into effect after being signed and sealed by Party A and Party B.

甲方 (Party A):
北京市新英才学校
(Beijing New Talent Academy)
（盖章）(Seal)

代表签字：
Signature of Representative:
签约日期：2010 年　月　日
Date of Execution: _____, 2010

乙方 (Party B):
Nord Anglia Education Ltd

（盖章）(Seal)

代表签字：
Signature of Representative
签约日期：2010 年　月　日
Date of Execution: _____, 2010